UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated April 4, 2013.
•	Press Release dated April 8, 2013.
•	Press Release dated April 10, 2013.
•	Press Release dated April 16, 2013.
•	Press Release dated April 23, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 1, 2013	By:	/s/ “Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

Enbridge announces $500 million common equity offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, April 4, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with RBC Capital Markets and Scotiabank (“the Underwriters”) to sell 10,850,000 million treasury common shares, on a bought deal basis, at $46.11 per common share for distribution to the public. Closing of the offering is expected on or about April 16, 2013.

Enbridge has granted the Underwriters an option, exercisable at any time up to 48 hours prior to closing of the offering, to purchase up to an additional 2,170,000 million treasury common shares at $46.11 per common share.

“Since the long-term funding plan discussed at our investor conference last fall we have achieved greater than expected progress in the development of attractive new growth opportunities, including those already announced and those yet to be” said J. Richard Bird, Enbridge Executive Vice President, Chief Financial Officer & Corporate Development. “An update to our funding plan now indicates an incremental equity requirement over the 2012-2016 period. The common share offering today continues our practice of maintaining a very manageable forward funding requirement. After the common share offering, and our recent preferred share issue, our net forward equity requirement stands at $1.9 billion through 2016, which we expect to accommodate through additional preferred share issues and asset monetizations. The additional growth investments will contribute to sustaining Enbridge’s industry-leading EPS growth rate through 2016 and well beyond.”

Enbridge’s updated funding plan is available on our website.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to fund our recently announced regional oilsands, renewable energy, and natural gas pipelines and processing projects, reduce outstanding indebtedness, to make investments in subsidiaries and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

PRESS RELEASE

EDF EN Canada Inc. and Enbridge

Acquire 300 MW Blackspring Ridge Wind Project

Largest wind project development in Western Canada

TORONTO, Ontario and CALGARY, Alberta April 8, 2013: EDF EN Canada Inc., a subsidiary of EDF Energies Nouvelles, and Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today they have jointly signed a purchase agreement with Greengate Power Corporation to acquire the 300 megawatt (MW) Blackspring Ridge Wind Project. Located in Vulcan County, Alberta (50 km north of Lethbridge), Blackspring Ridge will be the largest wind project in Western Canada when operational. EDF EN Canada and Enbridge will each own 50 percent of the project. The project represents the largest investment in wind energy in the province at approximately $0.6 billion.

The project, currently in late stage development, will be comprised of 166 Vestas V100-1.8 MW wind turbines. EDF EN Canada will build the project under a fixed price engineering, procurement and construction contract with construction expected to start in the second quarter of 2013 and reach commissioning in mid-summer 2014.

“The Canadian renewable energy market is a strong focus for EDF EN, having a significant presence in Ontario and Quebec since 2007. The Blackspring Ridge project presents a unique opportunity to establish EDF EN Canada in Western Canada and specifically in Alberta – a province with a promising electricity market,” said Cory Basil, Vice President, Development at EDF EN Canada. “Securing this project builds upon our relationship with Vestas and Enbridge and adds to our existing portfolio of over 1,000 MW of renewable energy projects in Canada. It further demonstrates the benefit of geographic diversification and illustrates our business objectives to balance and optimize assets to preserve our market leadership position across North America. And as important, the firm order is positive news for Vestas’ US based manufacturing plants.”

“Blackspring Ridge is an important addition to Enbridge’s fleet of renewable projects as it significantly expands our wind energy portfolio in the Alberta market, which we first entered nearly a decade ago with our Magrath and Chin Chute windfarms,” said Don Thompson, Vice President, Green Energy, Enbridge Inc. “Alberta is an attractive environment for wind investments due to its high wind capacity factor and access to transmission. Enbridge’s investment represents a further addition to its large suite of attractive commercially secured growth projects, reinforcing the continuation of its industry leading growth rate through 2016 and well beyond. We welcome this opportunity to continue expanding our renewable energy assets into Western Canada.”

“The project also allows Enbridge to maintain its position as the second largest wind energy generator in Canada,” Mr. Thompson added. “We’re pleased to continue our relationship with EDF EN Canada and Vestas.”

Renewable Energy Credits (RECs) generated from the project are contracted to Pacific Gas and Electric under 20-year purchase agreements. The electricity will be sold into the Alberta power pool with pricing substantially fixed through mid- and long-term contracts.

The project is expected to provide substantial economic benefits to rural Alberta in the form of jobs both during construction and long-term operations, increased tax revenues and lease payments to landowners. In addition, the project is expected to have a positive impact on Alberta’s environment by supplying enough clean energy to serve approximately 140,000 homes.

The project will also contribute to helping Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every kilowatt of conventional electricity that the company’s operations consume.

Blackspring Ridge Wind Project At-A-Glance:

Location	Southern Alberta; north of Lethbridge
Installed Capacity	300 MW
Annual Yield	1,021 GWh
Turbines	166 Vestas V100-1.8 MW turbines
Equivalent Homes Served	About 140,000
Construction Company	Mortenson Construction
Construction Start Date	Second Quarter 2013
REC Purchaser	Pacific Gas and Electric
Interconnection Provider	AltaLink
Peak Work Force	More than 250 jobs during peak construction

# # #

■ Contact EDF EN Canada Inc.:

Sandi Briner  ¡  858-521-3525  ¡  sandi.briner@edf-en.ca

■ Contact Enbridge Inc.:

Jennifer Varey  ¡  Media  ¡  403-508-6563 or 888-992-0997  ¡  jennifer.varey@enbridge.com

Jody Balko  ¡  Investment Community  ¡  403-231-5720  ¡  jody.balko@enbridge.com

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About Enbridge Inc.:

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Enbridge Announces Full Exercise of Underwriters’ Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, April 10, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that further to the public offering of 10,850,000 common shares previously announced on April 4, 2013 (the “Offering”), RBC Capital Markets and Scotiabank have exercised the underwriters’ option granted to them to purchase an additional 2,170,000 common shares. Gross proceeds from the Offering, inclusive of the underwriters’ option, are expected to be approximately $600 million. Closing of the Offering is expected on or about April 16, 2013.

The Offering is being made only in Canada by means of a prospectus. Proceeds will be used to fund our recently announced regional oilsands, renewable energy, and natural gas pipelines and processing projects, reduce outstanding indebtedness, to make investments in subsidiaries and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Enbridge announces closing of $600 million common equity offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, April 16, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it has closed its previously announced public offering of common shares underwritten by RBC Capital Markets and Scotiabank. Enbridge issued 13.02 million common shares for gross proceeds of $600.4 million. Proceeds will be used to fund our recently announced regional oilsands, renewable energy, and natural gas pipelines and processing projects, reduce outstanding indebtedness, to make investments in subsidiaries and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends

CALGARY, Alberta, April 23, 2013 – Enbridge Inc. (TSX, NYSE: ENB) Enbridge Inc.’s Board of Directors has declared a quarterly dividend of $0.315 per common share, payable on June 1, 2013 to shareholders of record on May 15, 2013. The amount of the dividend is consistent with the March 1, 2013 dividend.

The Board also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on June 1, 2013 to shareholders of record on May 15, 2013:

Preferred Shares, Series A	$0.34375
Preferred Shares, Series B	$0.25
Preferred Shares, Series D	$0.25
Preferred Shares, Series F	$0.25
Preferred Shares, Series H	$0.25
Preferred Shares, Series J	US$0.25
Preferred Shares, Series L	US$0.25
Preferred Shares, Series N	$0.25
Preferred Shares, Series P	$0.25
Preferred Shares, Series R	$0.25
Preferred Shares, Series 1[1]	US$0.1808

[1]

This is the first dividend declared for Preferred Shares, Series 1 which were issued March 27, 2013. The regular quarterly dividend payable on the Series 1 preferred shares, which will take effect on the September 1, 2013 dividend payment, is US$0.25 per share.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community	Enbridge Inc. – Media

Jody Balko (403) 231-5720 Email: jody.balko@enbridge.com	Jennifer Varey (403) 508-6563/(888) 992-0997 Email: jennifer.varey@enbridge.com